UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

inTEST Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

461147 10 0
(CUSIP Number)

Hugh T. Regan, Jr., Treasurer and Chief Financial Officer
inTEST Corporation, 7 Esterbrook Lane, Cherry Hill, NJ 08003 (856) 424-6886
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2010
(Date of Event Which Requires Filing This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 461147 10 0
1.		Name of Reporting Persons Alyn R. Holt
2.		Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.		SEC use only
4.		Source of Funds (see instructions) PF
5.		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.		Citizen or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,267,006
	8.	Shared Voting Power 260,000
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 260,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,527,006
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.		Percent of Class Represented by amount in Row (11) 14.8%
14.		Type of Reporting Person* IN

CUSIP No. 461147 10 0
1.		Name of Reporting Persons Connie E. Holt
2.		Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.		SEC use only
4.		Source of Funds (see instructions) PF
5.		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.		Citizen or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 150,427
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 150,427
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 150,427
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.		Percent of Class Represented by amount in Row (11) 1.5%
14.		Type of Reporting Person* IN

CUSIP No. 461147 10 0
1.		Name of Reporting Persons Kristen Holt Thompson
2.		Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.		SEC use only
4.		Source of Funds (see instructions) 00
5.		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.		Citizen or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 178,598
	8.	Shared Voting Power 260,000
	9.	Sole Dispositive Power 178,598
	10.	Shared Dispositive Power 260,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 438,598
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.		Percent of Class Represented by amount in Row (11) 4.2%
14.		Type of Reporting Person* IN

CUSIP No. 461147 10 0
1.		Name of Reporting Persons Brian Thompson
2.		Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.		SEC use only
4.		Source of Funds (see instructions) 00
5.		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.		Citizen or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 20,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 20,000
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 20,000
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.		Percent of Class Represented by amount in Row (11) 0.2%
14.		Type of Reporting Person* IN

CUSIP No. 461147 10 0
1.		Name of Reporting Persons Holt Charitable Remainder Unitrust u/a Dated 5/22/00
2.		Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.		SEC use only
4.		Source of Funds (see instructions) 00
5.		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.		Citizen or Place of Organization New Jersey
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 115,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 115,000
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 115,000
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.		Percent of Class Represented by amount in Row (11) 1.1%
14.		Type of Reporting Person* 00

CUSIP No. 461147 10 0
1.		Name of Reporting Persons Alyn R. Holt Year 2001 Irrevocable Agreement of Trust u/a Dated 10/22/01
2.		Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.		SEC use only
4.		Source of Funds (see instructions) 00
5.		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.		Citizen or Place of Organization New Jersey
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 24,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 24,000
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 24,000
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.		Percent of Class Represented by amount in Row (11) 0.2%
14.		Type of Reporting Person* 00

CUSIP No. 461147 10 0
1.		Name of Reporting Persons Alyn R. Holt Trust fbo Kristen Holt Thompson u/a Dated 4/14/03
2.		Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.		SEC use only
4.		Source of Funds (see instructions) 00
5.		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.		Citizen or Place of Organization New Jersey
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 260,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 260,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 260,000
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.		Percent of Class Represented by amount in Row (11) 2.5%
14.		Type of Reporting Person* 00

Schedule 13D

This Schedule 13D (the "Schedule 13D") supersedes the Schedule 13G dated February 12, 1998, as previously amended by Amendment Nos. 1, 2, 3, 4, 5, and 6 of Alyn R. Holt, filed with respect to shares of the Common Stock, par value $0.01 (the "Stock"), of inTEST Corporation.

Item 1.		Security and Issuer

Common Stock, par value $0.01, of inTEST Corporation, a Delaware corporation (the "Corporation"), the principal executive office of which is 7 Esterbrook Lane, Cherry Hill, NJ 08003.

Item 2.		Identity and Background
a.

This Schedule 13D is being filed by Alyn R. Holt, Connie E. Holt, Kristen Holt Thompson, Brian Thompson (collectively, the "Holt Family Members"), the Holt Charitable Remainder Unitrust u/a Dated 5/22/00 (the "2000 Trust"), the Alyn R. Holt Year 2001 Irrevocable Agreement of Trust u/a Dated 10/22/01 (the "2001 Trust"), and the Alyn R. Holt Trust fbo Kristen Holt Thompson u/a Dated 4/14/03 (the "2003 Trust"); the 2000 Trust, the 2001 Trust and the 2003 Trust, collectively, the Holt Trusts; and the Holt Family Members and the Holt Trusts, collectively the Reporting Persons.)

Each of the Reporting Persons beneficially owns shares of the Stock and has announced an intention to enter into pre-arranged stock trading plans (also referred to as "Trading Plans") for the sale of shares owned by each of them. Under the Trading Plans, the sellers will specify a program for selling shares at certain prices and at certain times. Such sales would commence when the trading price of the stock reaches $8.00 per share. Recently, the stock has been trading around $3.50 per share and has traded as high as $3.97 per share. A portion of the shares would be sold at $8.00 per share. Additional sales would be triggered by higher trading prices.

Such sales would be conducted in accordance with Rule 144 under the Securities Act. Rule 144 imposes a volume limitation on the sales of shares by Mr. Holt and related persons during any three month period, which limitation will be applicable to the aggregate sales under these Trading Plans. The volume limitation is currently equal to 1% of the total number of shares of the Company's stock outstanding (which would equal 103,014 shares based upon the number of shares outstanding as of April 30, 2010). The volume limitation may increase in the future depending upon the average trading volume of the shares during the four week period prior to any sale.

The respective Trading Plans will have substantially the same terms, and sales of shares under the Trading Plans will be allocated among the Reporting Persons for purposes of complying with the aggregate volume limitation under Rule 144. As a result, the Reporting Persons may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1. Each of the Reporting Persons disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the shares that may be deemed to be beneficially owned by it except with respect to any shares directly owned by the respective Reporting Person or for which the Reporting Person has investment power over as trustee of any Holt Trust. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares not directly owned by the respective Reporting Person.

	b.	The principal business address for each member of the Reporting Persons is: c/o inTEST Corporation, 7 Esterbrook Lane, Cherry Hill, NJ 08003.

	c.	Alyn R. Holt is the Executive Chairman of the Corporation. Connie E. Holt is retired. Kristen Holt Thompson is not employed. Brian Thompson is employed by PHH Motgage in Mt. Laurel, New Jersey.

	d.	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	f.	Each of the Holt Family Members is a citizen of the U.S.A. Each of the Holt Trusts was formed under the laws of the State of New Jersey.

Item 3.		Source and Amount of Funds or Other Consideration

The shares covered by this Schedule 13D were acquired by the Reporting Persons at various times between 1997 and 2008. Funds used to acquire the shares were personal funds, excepting that certain of the shares were acquired by the Reporting Persons as gifts, donations, or shares awarded as part of an employee's compensation.

Item 4.		Purpose of Transaction

The shares were acquired by the Reporting Persons for investment purposes. The Reporting Persons do not have any plans or proposals which relate to or would result in any of the following, except as noted:

a.

The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, except that each of the Reporting Persons has announced an intention to enter into pre-arranged stock trading plans for the sale of shares owned by each of them as more fully described under Item 2.a.

	b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

	c.	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

	d.	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	e.	Any material change in the present capitalization or dividend policy of the issuer;

f.

Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

	g.	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	i.	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(9)(4) of the Act; or

	j.	Any action similar to any of those enumerated above.

Item 5.		Interest in Securities of the Issuer.

a.

See Items 11 and 13 on the cover page. With respect to the shares reported for Alyn R. Holt, 10,000 shares are restricted shares which will vest in equal shares on the first four anniversaries of the date of grant, March 11, 2010.

b.

See Items 7 through 10 on the cover page. With respect to the shares reported as sole investment and sole voting power held by Alyn R. Holt, 10,000 shares are restricted shares which will vest in equal shares on the first four anniversaries of the date of grant, March 11, 2010.

	c.	No transactions in the class of securities reported on herein were effected during the past sixty days by any of the Reporting Persons.

d.

No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on herein, other than the direct owner of such shares.

	e.	Not applicable.

Item 6.		Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Corporation, other than the understanding that the Reporting Persons will each execute a trading plan with Robert W. Baird & Co. Incorporated, as Broker, for execution of the sales of the shares directly owned by and, if applicable, fully vested in such Reporting Person pursuant to such trading plans.

Item 7.		Material to be Filed as Exhibits

Exhibit 99.1		Joint Filing Agreement dated May 7, 2010, by and among the Reporting Persons
Exhibit 99.2		Power of Attorney

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 7, 2010

By:	/s/ Alyn R. Holt Alyn R. Holt	By:	/s/ Alyn R. Holt Alyn R. Holt, Trustee Holt Charitable Remainder Unitrust u/a Dated 5/22/00
By:	/s/ Connie E. Holt Connie E. Holt	By:	/s/ Alyn R. Holt Alyn R. Holt, Trustee Alyn R. Holt Year 2001 Irrevocable Agreement of Trust u/a Dated 10/22/01
By:	/s/ Kristen Holt Thompson Kristen Holt Thompson	By:	/s/ Kristen Holt Thompson Kristen Holt Thompson, Trustee Alyn R. Holt Trust fbo Kristen Holt Thompson u/a 4/14/03
By:	/s/ Brian Thompson Brian Thompson